SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 2, 2015

List of materials

Documents attached hereto:

i) Press release announcing Supplementary information about sale of certain Olympus shares held by Sony Corporation

April 2, 2015
Sony Corporation

Supplementary information about sale of certain Olympus shares held by Sony Corporation

With respect to the sale of the 17,243,950 shares of Olympus Corporation (“Olympus”) held by Sony Corporation (“Sony”) to JP Morgan Securities Japan Co., Ltd., announced in the release titled “Sale of certain Olympus shares held by Sony Corporation” on April 1, 2015, Sony today announced that the net sale price was 71.8 billion yen and that Sony will receive the cash proceeds from the sale on April 6, 2015.

Except for the above, no further information is being added to the previous announcement on April 1, 2015.

This press release is not an offer of securities for sale in the United States.  The offer and sale of the shares have not been registered under the U.S. Securities Act, and the shares may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the U.S. Securities Act.